Registration No. 333-290634
Filed Pursuant to Rule 424(b)(3)

DUKE ENERGY CORPORATION
DUKE ENERGY PREMIERNOTES®
VARIABLE DENOMINATION FLOATING RATE DEMAND NOTES

PRICING SUPPLEMENT
(To Prospectus dated September 30, 2025)
The Date of this Pricing Supplement is April 13, 2026

The Duke Energy PremierNotes Variable Denomination Floating Rate Demand Notes (the “Notes”) bear interest at a floating rate per annum determined by the Duke Energy PremierNotes Committee, or its designee, on a weekly basis to be effective on the following Monday. The current Registration Statement for the Notes (No. 333-290634) was automatically effective on September 30, 2025.

Effective April 13, 2026, Duke Energy Corporation is transitioning to a single investment tier and will pay the same interest rate for all invested amounts of Notes. All other program features will remain the same. As of April 13, 2026, the interest rate on the Notes will be as follows:

Interest Rate Per Annum
3.82% Yield 3.75% Rate